Exhibit (a)(32)

News Release

27 April 2007

RINKER NET PROFIT UP 6%(1)

EARNINGS PER SHARE UP 8%

Rinker Group Limited (“Rinker”) today reported net profit after tax (PAT) for the year ended 31 March 2007 (YEM07) of US$782 million, up 6%. Trading revenue was up 4% to US$5,337 million.

Comparable PAT was US$778 million, up 7%. This excludes US$11 million in takeover defence costs, a US$16 million tax consolidation gain and the previous year’s (YEM06) US$16 million gain on the sale of the Emoleum asphalt business in Australia.

Earnings per share (EPS) for the year was 86.9 US cents, up 8% from 80.2 US cents in the previous year. Comparable EPS was 86.4 US cents, from 78.5 US cents, up 10%.

Return on equity(2) was 31.3%, up from 27.6% the previous year. The effect of price increases achieved early in the year together with over US$100 million in cost reductions helped offset a significant decline in residential construction in the US.

Other key measures

•                 Earnings before interest and tax (EBIT)(3) rose 6% to US$1,218 million. Comparable EBIT was US$1,232 million, up 10%.

•                 Earnings before interest, tax, depreciation and amortisation (EBITDA)(3) was US$1,441 million, up 6%.

•                 Margins increased. The EBIT/sales margin was 22.8%, up from 22.4%. The EBITDA/sales margin was 27.0%, up from 26.5%.

•                 Net cash from operating activities was US$991 million, up 5%.

•                 Free cash flow(4) was US$701 million, up 3%.

•                 Return on funds employed(5) was 35.5%, from 37.6% in YEM06.

The US subsidiary Rinker Materials delivered another strong result, despite the housing slowdown, which impacted particularly heavily in the fourth quarter. EBIT was US$1,058 million and EBITDA was US$1,230 million — both up 8%. Revenue rose 3% to US$4,140 million. The Australian subsidiary, trading as Readymix, performed satisfactorily with EBIT in local currency of A$239 million and EBITDA of A$305 million, both up 1%. Revenue was up 8% to A$1,555 million.

Directors declared a final dividend of 25 cents per ordinary share, 50% franked, up 4% from theYEM06 final dividend. Total dividend for the year is 41 cents, up 8%. Final dividend per ADR is A$1.25; total dividends per ADR are A$2.05. The dividend is payable on 3 July 2007, with a record

Rinker Group Limited     ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067    PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au date of 8 June.  The unfranked portion of the dividend will be paid from Rinker’s conduit foreign income amount, thus eliminating Australian withholding tax for all overseas shareholders.

Shareholders should note that under the terms of CEMEX’s takeover offer for Rinker, CEMEX has the right to deduct the amount of the dividend (or an amount equal to its value, as reasonably assessed by CEMEX) from the offer price payable to accepting shareholders who have or will receive that dividend.

Rinker’s balance sheet remains strong, with net debt(6) of US$916 million, as at end March 2007, up from US$361 million a year earlier. The increase in debt was primarily due to the US$626million returned to shareholders during the year — via the special dividend (US$279 million) and capital return (US$347 million) — together with the US$155 million on-market share buyback.

Net debt to EBITDA(7) was 0.64 times, while EBIT interest cover(8) was 32 times.  Net debt/net debt plus equity(9) was 26.7% and net debt/equity(9) was 36.4%.

Business results

US — Rinker Materials

US put-in-place construction activity overall fell an estimated 9.4% during YEM07 relative to YEM06, with residential down 17.0%, commercial (non-residential) up 5.7% and non-building/infrastructure up 3.9%  Florida (and Arizona) residential was down 23.7% (down 28.4%); non-residential up 3.9% (up 15.8%) and non-building down 0.1% (down 0.6%).  (Source Dodge).

Profit margins increased in all major segments. Compared to the previous year, volumes were down in all product lines, except asphalt.  Prices increased across the board.  Return on funds employed (ROFE) was 39.7%, down slightly from 40.5% in YEM06.

•                 Aggregates EBITDA was US$381 million, up 17%.  Average prices were up 20%.  Volumes were down about 8%. In Florida, strong price increases in both July 2006 and January 2007 were realised.

•                 Cement  EBITDA was US$169 million, up 8%.  Volumes were down 11%. Average prices rose 10%.  Costs continue to increase:  for example, imported cement up 4%, electricity up 23%.

•                 Concrete, block & asphalt EBITDA was US$468 million, up 10%.  Concrete prices were up 13% and block 8%. Concrete and block volumes were down 4% and 25% respectively.  Asphalt prices were strong and volumes rose 5%.

•                 Concrete pipe EBITDA was US$172 million, up 9%.  Cost savings and higher prices, up 7%, offset significant cost increases including cement and aggregate.

•                 Other businesses EBITDA was US$41 million, in line with the prior year’s result, excluding the April 2005 sale of the exhausted Buffalo Road quarry site.

Australia — Readymix

Australian construction activity rose an estimated 6.1% during YEM07 relative to YEM06.  Housing was down 3.2%, commercial up 10.0%, and engineering up 11.6% (Source ABS actual, BIS forecast data).

Australian construction activity remained strong, particularly in Queensland and Western Australia, although weak in New South Wales.  Readymix EBIT of A$239 million was up slightly, including a A$28 million property sale in the 4th quarter (see below). This offset the A$26 million EBIT gain from the sale of Emoleum in the 4th quarter of YEM06.

Average concrete prices rose 5% and aggregate prices rose 1% (the increase was impacted by mix).  Higher prices and A$21 million in operational improvement cost savings did not offset significant increases in fuel, energy and cement, and the volume decline in NSW.  Overall, EBIT margins fell slightly from 16.4% to 15.4%.  A$ ROFE was 25.2%, from 26.7% in YEM06.

Real Estate

As announced in November last year, Rinker expects to deliver an ongoing US$30-35 million in property sales per annum, excluding high-value, longer term projects such as Penrith Lakes in Sydney and Brooksville, Florida.  In YEM07, Readymix concluded a US$23 million (A$28 million) land sale at Beenleigh in south-east Queensland, for a post-tax profit of US$16 million (A$20 million).

Fourth quarter results

Fourth quarter results were weaker in the US, due to the downturn in housing.  Takeover defence costs of US$9 million (US$7 million after tax) during the quarter also impacted the result.  The effect of the housing slowdown was moderated by cost savings and price increases established earlier in the year.  Readymix had a strong quarter.

Net profit after tax for the three months ended 31 March 2007 was US$190 million, down 11% on the previous corresponding quarter.  EPS was 21.3 US cents, and EPS per ADR was US$1.07, both down 9%.  EBIT was US$299 million, down 9% and EBITDA was US$357 million, down 7%. Sales declined 10% to US$1,186 million.

Rinker Materials  Fourth quarter US$ sales were down 16%, while EBIT declined 11% and EBITDA fell 9%. Average prices were higher in all products except wallboard and block — both heavily skewed to Florida housing - compared to the fourth quarter YEM06.

EBITDA profit margins were up in all major product segments, including aggregates up 4.8 percentage points (pp) to 36.1%, cement up 3.7 pp to 39.3%, concrete, block & asphalt up 0.4 pp to 21.6% and concrete pipe up 3.4 pp to 32.8%.

Aggregates prices were up 17%, cement up 2%, concrete up 6%.  Volumes were lower in all products, including aggregates down 13% and concrete down 16% (down 22% in Florida).  Florida block volumes were down 46% and prices down 6%.

Readymix  In A$, revenue was up 8%.  Including the land sale (YEM07) and the Emoleum gain (YEM06), EBITDA rose 6% and EBIT rose 7% on the previous corresponding quarter. Australian concrete prices were up 3% and aggregates prices were steady, reflecting mix. Volumes in both products rose.

Strategy

Rinker continued to expand its operations with six acquisitions, for a total of US$97 million and around US$174 million in other development capital, mainly the new Brooksville cement kiln in Florida and a new concrete pipe plant in north Florida.

The acquisitions - in Kentucky, Tennessee, Utah, Oregon and North Queensland, Australia -included nine quarries and two sand mines.

The US$220 million Brooksville cement kiln addition is progressing and is scheduled to commence operations in early 2008.  Almost US$90 million has been spent to date on the additional kiln, which will be Rinker Materials’ third cement line in Florida.

The doubling of Rinker’s usual level of annual cost savings helped maintain profit margins as volumes declined due to the housing slowdown.  The slowdown program has been largely implemented.  This, along with the ongoing operational improvement program, yielded savings estimated at US$107 million during YEM07.

Regarding the CEMEX takeover bid, it is now a matter for shareholders, following the Board’s recommendation to accept the higher US$15.85 a share offer.  The bid is currently due to expire on 18 May.

Outlook

Rinker Chief Executive Officer David Clarke said the outlook for the current year was mixed, with some markets expected to perform better than last year and others still declining.  Rinker’s expectations of its major markets include:

•       Pacific Northwest, North California, Kentucky, Tennessee, Georgia (9% of group revenue) are solid and likely to show further improvement

•       In Nevada (4%) housing is expected to remain depressed (permits are down 54% in the three months to March 2007) but commercial activity, particularly around the Las Vegas strip, is strong

•       In Arizona (14%), despite residential permits being down 20% in the March quarter, volumes in Phoenix over the past several weeks have shown signs of improvement. Commercial construction is strong.

•       The concrete pipe business (9%) sells product into 31 states and expectations are varied.  Residential sub-divisional activity will be slow or down in most markets but overall, volumes are likely to decline only slightly from last year.

•       In Florida (42%), volumes show no current signs of recovery.  Residential permits in the past three months fell 52% and non residential and infrastructure construction activity - although solid - is currently exhibiting little growth.  Department of Transportation work is backlogged.  Price increases will be difficult as competitors have surplus capacity and inventories. We anticipate continued downward pressure on concrete block prices.  The challenge will be maintaining concrete and cement prices.

•       Across Australia (22%), a reasonably steady outlook for construction activity should underpin Readymix results.  Pricing is expected to improve.

“We are confident about the long term fundamentals which underpin the value of Rinker,” said Mr Clarke. “However, there is a high degree of uncertainty in regard to the timing and scale of the recovery in US housing, and particularly Florida housing, which makes short term profit guidance for Rinker difficult.”

Housing permits in Florida for the 12 months to March 2007 were around 170,000 units but over the past three months, permits have been running at an annualized rate of 130,000 units.

“Assuming the improvement in Arizona continues and we see a recovery in Florida housing, to around last year’s annual level, Rinker’s YEM08 profits could be similar to last year,” he said.  “On the other hand, if the current depressed housing market we have seen in Florida and Arizona over the past three months continues for the full year, Rinker’s underlying profits could be down around 10%.”

The scenarios above exclude takeover related costs.  They also assume little appreciation or depreciation in product pricing, and assume that quarrying activity in the Miami Lake Belt region is not significantly curtailed due to current legal proceedings.#

#  The Miami Lake Belt region supplies around 40 per cent of peninsular Florida’s aggregate. In a March 2006 court decision, a single US District Court judge ruled that certain federal permits were issued without the required processes and analysis.  The permits in question include permits that cover around half of Rinker Materials’ Florida quarry production.  Rinker Materials and the other major aggregate companies in the Lake Belt have intervened to support the defendants - the US Army Corps of Engineers and US Fish and Wildlife Service - and to seek to protect our position.  The Florida Department of Transportation, among others, has highlighted the state’s dependence on the Lake Belt quarries and the disruption and cost to the state and the industry - including Rinker Materials - if quarrying operations were suspended. We strongly oppose the conclusions in this ruling that has returned the permits to the US Army Corps of Engineers for a further review, which they expect to complete around the end of this calendar year.  A ruling by the judge on the activities to be permitted while the Corps complete their review is pending. It is not possible to determine the likely outcome of this ruling or its affect on Rinker Materials.  We believe the permits were properly issued and if necessary, all appeal avenues will be pursued.

Recent Developments

On 10 April 2007, CEMEX Australia Pty Ltd., a wholly-owned subsidiary of CEMEX S.A.B. de C.V., announced an increase in the price offered under its takeover offer from US$13.00 to US$15.85 per Rinker share.  CEMEX also varied other terms of its offer, including removing all defeating conditions other than the 90% minimum acceptance condition that remains in place.  Rinker’s directors have recommended unanimously that, in the absence of a superior proposal, acceptance of the revised offer is in the best interests of Rinker’s shareholders.  Further details regarding CEMEX’s revised offer will be contained in Rinker’s First Supplementary Target’s Statement and an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9, which Rinker will file with the Australian Stock Exchange (ASX) and the U.S. Securities and Exchange Commission (SEC).

Important Legal Information

This communication has been made public by Rinker Group Limited (“Rinker”).  Investors are urged to read Rinker’s Target’s Statement (the “Target’s Statement”) and Rinker’s Solicitation/Recommendation Statement on Schedule 14D-9 (including each exhibit thereto), and all amendments and supplements thereto, each of which have been filed by Rinker with the ASX and the SEC, as they contain important information.  Copies of the Solicitation/Recommendation Statement (including the Target’s Statement and the other exhibits thereto), and all amendments and supplements thereto, are, and other public filings made from time to time by Rinker with the SEC which are related to the offer (the “Offer”) by CEMEX Australia Pty Ltd, a wholly-owned subsidiary of CEMEX S.A.B. de C.V., will be, available free of charge from the SEC’s website at www.sec.gov or at Rinker’s’ website at www.rinker.com

This communication contains a number of forward-looking statements based on management’s current views, expectations and beliefs as of the date of this communication.  Such statements can be identified by the use of forward-looking language such as “may,” “should, “expect,” “anticipate,” “estimate,” “scheduled,” or “continue” or the negative thereof or comparable terminology.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the ASX and the SEC.  Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the Offer.  None of Rinker, Rinker’s officers, any persons named in the Target’s Statement with their consent or any person involved in the preparation of the Target’s Statement makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement, except to the extent required by law.  You are cautioned not to place undue reliance on any forward-looking information.

For further information, please contact Debra Stirling, Vice President Corporate Affairs & Investor Relations, on + 61 (0)2 9412 6680 or + 61 (0)419 476 546.

RIN 02-08

1.                                       All quarterly results are unaudited.  Measures are based on unrounded numbers.

                                                Rinker’s US and Australian subsidiaries each generate virtually all revenue and incur all costs in their local currency.  As a result, directors believe their performance is best measured in their local currency.  At the group level, Rinker Materials represents around 80% of group result.  As a result, US$ performance represents the most appropriate measure of Rinker’s performance and value.  Under A-IFRS, Rinker’s selected reporting currency is US$, although Readymix results will continue to be disclosed in both US$ and A$.

2	Reconciliation of Return on Equity (ROE)

Return on Equity represents the previous 12 months’ Net profit attributable to members of Rinker Group Limited divided by Equity attributable to members of Rinker Group Limited.

	US$ million
	31 March	31 March
As at and year ended	2007	2006
Net profit attributable to members of Rinker Group Limited	782.4	740.2
Equity attributable to members of Rinker Group Limited	2,502.9	2,678.2
ROE	31.3%	27.6%
Comparable ROE, adjusting for the following:
After tax gain on sale of Emoleum in February 2006	-	(15.7)
After tax gain on tax consolidation in December 2006	(15.7)	—
After tax expense for takeover defence costs	11.1	—
Net profit attributable to members of Rinker Group Limited, excluding the above	777.8	724.5
Comparable ROE, excluding the above	31.1%	27.1

3.	Reconciliation of EBIT and EBITDA for the year ended 31 March 2007

EBIT represents profit before finance and tax.
EBITDA represents EBIT before Depreciation and Amortisation (DA).

	12 months YTD
	US$ million
	Mar '07	Mar '06	Variance
	12 months	12 months	%
Segment Revenue
Aggregate	1,165	1,074	8%
Cement	487	487	—
Concrete, block, asphalt	2,294	2,180	5%
Concrete pipe and products	555	576	(4)%
Other	345	371	(7)%
Eliminations	(706)	(659)	n.a
Rinker Materials	4,140	4,029	3%
Readymix (US$)	1,198	1,079	11%
Readymix (A$)	1,555	1,441	8%
Consolidated Rinker group	5,337	5,108	4%

Segment EBIT
Aggregates	317.1	262.5	21%
Cement	154.5	142.4	8%
Concrete, block, asphalt	404.5	374.4	8%
Concrete pipe and products	147.5	133.3	11%
Other	34.2	66.4	(48)%
Rinker Materials	1,057.8	979.0	8%
Readymix (US$)	185.6	179.1	4%
Readymix (A$)	239.3	236.7	1%
Corporate	(25.5)	(12.5)	(104)%
Consolidated Rinker group	1,217.9	1,145.6	6%

Segment DA
Aggregates	63.8	62.2	3%
Cement	14.4	14.0	3%
Concrete, block, asphalt	63.4	52.5	21%
Concrete pipe and products	24.4	24.8	(2)%
Other	6.5	5.7	14%
Rinker Materials	172.5	159.2	8%
Readymix (US$)	50.6	49.7	2%
Readymix (A$)	65.7	66.3	(1)%
Consolidated Rinker group	223.1	208.9	7%

Segment EBITDA
Aggregates	380.9	324.7	17%
Cement	168.9	156.4	8%
Concrete, block, asphalt	467.8	426.9	10%
Concrete pipe and products	172.0	158.1	9%
Other	40.7	72.1	(44)%
Rinker Materials	1,230.3	1,138.2	8%
Readymix (US$)	236.2	228.8	3%
Readymix (A$)	305.0	303.0	1%
Corporate	(25.5)	(12.5)	(104)%
Consolidated Rinker group	1,441.0	1,354.5	6%

Reconciliation of EBIT and EBITDA for the quarter ended 31 March 2007

EBIT represents profit before finance and income tax expense.

EBITDA represents EBIT before Depreciation and Amortisation (DA).

	March Quarter
	US$ million
	Mar ‘07	Mar ‘06	Variance
	Qtr	Qtr	%
Segment Revenue
Aggregate	271	279	(3%)
Cement	103	140	(27%)
Concrete, block, asphalt	504	590	(15%)
Concrete pipe and products	117	142	(18%)
Other	67	101	(34%)
Eliminations	(159)	(179)	n.a
Rinker Materials	902	1,073	(16%)
Readymix (US$)	284	243	17%
Readymix (A$)	359	332	8%
Consolidated Rinker group	1,186	1,316	(10%)

Segment EBIT
Aggregate	81.2	71.3	14%
Cement	36.6	46.2	(21%)
Concrete, block, asphalt	92.2	110.6	(17%)
Concrete pipe and products	32.1	35.5	(10%)
Other	6.2	15.2	(59%)
Rinker Materials	248.4	278.9	(11%)
Readymix (US$)	62.2	55.1	13%
Readymix (A$)	77.7	72.3	7%
Corporate	(11.2)	(3.9)	(184%)
Consolidated Rinker group	299.5	330.1	(9%)

Segment DA
Aggregate	16.6	16.3	2%
Cement	3.6	3.5	5%
Concrete, block, asphalt	16.5	14.3	15%
Concrete pipe and products	6.1	6.2	(2%)
Other	1.7	1.6	7%
Rinker Materials	44.5	41.9	6%
Readymix (US$)	12.8	11.9	8%
Readymix (A$)	16.2	16.2	—
Consolidated Rinker group	57.3	53.8	7%

Segment EBITDA
Aggregate	97.8	87.6	12%
Cement	40.3	49.6	(19%)
Concrete, block, asphalt	108.7	124.9	(13%)
Concrete pipe and products	38.3	41.8	(8%)
Other	7.9	16.8	(53%)
Rinker Materials	292.9	320.7	(9%)
Readymix (US$)	75.1	67.0	12%
Readymix (A$)	93.9	88.5	6%
Corporate	(11.2)	(3.9)	(184%)
Consolidated Rinker group	356.8	383.8	(7%)

4.	Reconciliation of Free Cash Flow

Free Cash Flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment (2) interest paid and (3) payments for shares held in trust under long-term incentive plans.

	US$ Million
	31 March	31 March
Year ended	2007	2006
Profit before finance and income tax expense	1,217.9	1,145.6
Depreciation and amortisation	223.1	208.9
Net income tax paid	(396.0)	(360.8)
Change in working capital	(33.2)	(74.4)
(Profit) loss on asset sales	(36.2)	(58.9)
Interest received	16.1	22.4
Other	(1.0)	59.6
Net cash from operating activities	990.7	942.4
Operating capital expenditure	(208.6)	(197.9)
Interest paid	(54.1)	(43.2)
Payments for shares held in trust	(26.7)	(22.7)
Free Cash Flow	701.3	678.6

Operating capital expenditure	(208.6)	(197.9)
Development capital expenditure	(174.3)	(185.8)
Total purchase of property, plant and equipment	(382.9)	(383.7)
Purchase of businesses	(97.2)	(160.8)
Total capital expenditure	(480.1)	(544.5)

	US$ million
	31 March	31 March
Quarter ended	2007	2006
Profit before finance and income tax expense	299.5	330.1
Depreciation and amortisation	57.3	53.8
Net income tax (paid)	(95.8)	(239.4)
Change in working capital	39.4	24.2
(Profit)/loss on asset sales	(26.8)	(21.1)
Interest received	2.9	4.4
Other	1.5	15.5
Net Cash from operating activities	277.9	167.5
Operating capital expenditure	(66.8)	(57.2)
Interest paid	(22.2)	(12.0)
Payments for shares held in trust	0.1	—
Free Cash Flow	188.9	98.3

Capital expenditure summary:
Operating capital expenditure	(66.8)	(57.2)
Development capital expenditure	(32.8)	(77.3)
Total purchase of property plant and equipment	(99.6)	(134.5)
Purchase of businesses	(32.4)	(127.8)
Total capital expenditure	(132.0)	(262.3)

5.	Reconciliation of Return on Funds Employed (ROFE)

Return on funds employed represents previous 12 month's EBIT divided by end of period funds employed.

		Funds			Funds
US$ million	EBIT	Employed	ROFE	EBIT	Employed	ROFE
As at and year ended 31 March	2007	2007	2007	2006	2006	2006
Aggregates	317.1	954.7	33.2%	262.5	837.1	31.4%
Cement	154.5	403.4	38.3%	142.4	347.5	41.0%
Concrete, block, asphalt	404.5	941.6	43.0%	374.4	885.4	42.3%
Concrete pipe, products	147.5	316.8	46.6%	133.3	312.5	42.6%
Other	34.2	50.9	n.a	66.4	35.6	n.a.
Total Rinker Materials	1,057.8	2,667.4	39.7%	979.0	2,418.1	40.5%
Readymix (US$)	185.6	766.1	24.2%	179.1	634.5	28.2%
Readymix (A$)	239.3	949.0	25.2%	236.7	886.8	26.7%
Corporate	(25.5)	0.9	n.a	(12.5)	(4.1)	n.a.
Consolidated Rinker group	1,217.9	3,434.5	35.5%	1,145.6	3,048.5	37.6%
Comparable ROFE, adjusting for the following:
Gain on sale of Emoleum in February 2006	—	—	—	(21.7)	—	—
Expense for takeover defence costs	14.5	—	—	—	—	—
Consolidated Rinker group, excludingthe above	1,232.4	3,434.5	35.9%	1,123.9	3,048.5	36.9%

6.	Reconciliation of Net Debt

Net Debt represents current and non-current borrowings less cash assets.

	US$ Million
	31 March	31 March
As at	2007	2006
Current borrowings	9.4	5.4
Non-current borrowings	1,092.3	645.2
Less: cash assets	(185.9)	(289.1)
Net Debt	915.8	361.5

7.	Reconciliation of Net Debt to EBITDA

Net Debt to EBITDA represents Net Debt divided by 12 months’ EBITDA.

	US$ Million
	31 March	31 March
As at and year ended	2007	2006
Net Debt	915.8	361.5
EBITDA	1,441.0	1,354.5
Net Debt to EBITDA (times)	0.64	0.27

8.	RECONCILIATION OF EBIT INTEREST COVER

EBIT interest cover represents 12 months’ EBIT divided by net interest expense.
Net interest expense represents 12 months’ interest expense less interest income.

	US$ Million
	31 March	31 March
Year ended	2007	2006
Interest expense (a)	54.4	36.5
Interest income	(15.9)	(21.7)
Net Interest Expense	38.5	14.8
EBIT	1,217.9	1,145.6
EBIT Interest Cover (times)	31.7	77.5

(a)             Interest expense is shown before interest capitalised related to financing major projects constructed for internal use.

9.	Reconciliation of Gearing/leverage

Gearing/leverage represents (a) Net Debt divided by Equity and (b) Net Debt divided by Net Debt plus Equity.

	US$ Million
	31 March	31 March
As at	2007	2006
Net Debt	915.8	361.5
Equity	2,513.0	2,687.3
Gearing/leverage (Net Debt/Equity)	36.4%	13.5%
Gearing/leverage (Net Debt/Net Debt plus Equity)	26.7%	11.9%